K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 7, 2019

FILED VIA EDGAR

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Accounting Comments on the Registration Statement on Form N-14 for Neuberger Berman Advisers Management Trust
-Guardian Portfolio
-Large Cap Value Portfolio
-Sustainable Equity Portfolio
-1933 Act File No.: 333-229216

Dear Ms. DiAngelo Fettig:

This letter responds to your comments, discussed in our telephone conversation on January 31, 2019, regarding your review of the Registration Statement filed on Form N-14 on January 11, 2019 (the “Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Guardian Portfolio and Large Cap Value Portfolio (each, a “Merging Portfolio”) into Sustainable Equity Portfolio (the “Surviving Portfolio”) (each a “Reorganization”). The Registration Statement filed on N-14 will go effective on February 11, 2019 pursuant to Rule 488 under the Securities Act of 1933.  We plan to file the definitive combined prospectus and information statement and SAI on or about that date.

Combined Prospectus and Information Statement

Comment 1:  In the “Questions and Answers” section, the response to the last question in the section details certain expenses that may be paid by the Surviving Portfolio and indicates that such expenses are not expected to be material.  Please confirm that such expenses are not expected to be material and that such expenses do not need to be reflected in the pro forma capitalization table or the pro forma financial statements.

Response:  The Registrant confirms that the fees and costs to be paid by the Surviving Portfolio are not expected to be material and that these fees and costs, if any, do not need to be reflected in the pro forma capitalization table or the pro forma financial statements.

Comment 2:  Please consider to what extent will there be any repositioning of the securities of each Merging Portfolio either prior to or immediately after the Reorganizations.  If this is expected to be more than 5% of a Merging Portfolio’s securities, please add disclosure about the

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
February 7, 2019

estimated percentage of the Merging Portfolio that will be sold and the estimated brokerage commissions that will be incurred by the Portfolios with respect to such repositioning.

Response:  The Registrant currently anticipates that more than 5% of a Merging Portfolio’s securities will be sold immediately following the Reorganizations.  The Registrant has added disclosure about the estimated percentage of the Merging Portfolio that will be sold as well as the estimated brokerage commissions that will be incurred.

Comment 3:  In the “Comparison of Fees and Expenses” section, please confirm that the fees and expenses shown in the fee table are the current fees in accordance with Item 3 of Form N-14.  In addition, please consider whether to update the fee tables for each Portfolio to June 30, 2018.

Response: The Registrant confirms that the fees and expenses shown in the fee table are the current fees.

Comment 4:   Since the expense caps for each Merging Portfolio permit the potential recoupment of expenses to the investment adviser from the Merging Portfolio, please confirm supplementally that any expenses subject to recoupment will not be carried over to the Surviving Portfolio.

Response: The Registrant confirms that any expenses of the Merging Portfolios that are subject to recoupment will not be carried over to the Surviving Portfolio.

Comment 5:   In the “Comparison of Fees and Expenses” section and “Example of Portfolio Expenses” section, where the Reorganization of Large Cap Value Portfolio into Sustainable Equity Portfolio is disclosed, please consider removing references to Class S of Sustainable Equity Portfolio.

Response: The Registrant has made the requested change.

Comment 6:    In the “Comparative Performance Information” section, please update the performance data to the most recent calendar year.

Response: The Registrant has made the requested change.

Comment 7:    In the “Capitalization” section, please add a column showing adjustments to the capitalization table similar to what is included for the pro forma statement of assets and liabilities.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
February 7, 2019

Response: The Registrant has made the requested change.

SAI

Comment 8:  In the “Pro Forma Financial Statements” section, please add “Pro Forma” to the title of the Schedule of Investments, Statement of Assets and Liabilities, and Statement of Operations.

Response: The Registrant has made the requested change.

Comment 9:  In the “Schedule of Investments” section, if accurate, please disclose in the notes that (1) all securities of each Merging Portfolio comply with the Surviving Portfolio’s investment restrictions and guidelines and (2) that there may be a repositioning of the securities held by the Merging Portfolios following the Reorganizations.

Response: The Registrant will disclose that (1) all securities of each Merging Portfolio comply with the Surviving Portfolio’s investment restrictions and guidelines and (2) that there may be a repositioning of the securities held by the Merging Portfolios following the Reorganizations.

Comment 10:  In the “Notes to Pro Forma Combined Financial Statements” section, please add a description of who is paying the costs of the Reorganizations.

Response: The Registrant has made the requested change.

Comment 11:  In the “Notes to Pro Forma Combined Financial Statements” section, please disclose the estimated percentage of each Merging Portfolio that will be sold either prior to or immediately after the Reorganizations and the estimated brokerage commissions that will be incurred by the Portfolios with respect to such repositioning.

Response: The Registrant has made the requested change.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin H. Na